SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________________________________________________________

CONSOLIDATED NATURAL GAS COMPANY
Richmond, Virginia
CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
CNG PIPELINE COMPANY
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
COVE POINT LNG LIMITED PARTNERSHIP

File No. 70-8667 (Part A)

Also Reported at Part B
File Nos. 70-7258, 70-8577,70-8621, and 70-8883

(Public Utility Holding Company Act of 1935)

	:	CERTIFICATE OF NOTIFICATION NO.26 TRANSACTIONS DURING PERIOD July 1, 2002 through September 30, 2002
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TO THE SECURITIES AND EXCHANGE COMMISSION:

This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intra-system financing of the Consolidated system as required by the Financing Order.

Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order").

PART A
External and Intrasystem financing

1. External Financing by Consolidated: File No. 70-8667:

a.     Sale of CNG Common Stock:

During the quarter, CNG received a $250,000,000 capital contribution from Dominion Resources, Inc.

b.     Short Term Debt:

During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $722,711,000 principal amount; the principal amount of commercial paper outstanding on September 30, 2002 was $722,711,000.

In August 2002, CNG entered into a $500 million credit facility. The 364-day revolving credit facility, which terminates in August 2003, will be used to support the issuance of letters of credit and commercial paper as the Company's hedging collateral requirements. At September 30, 2002, $325 million of letters of credit had been issued under this facility.

c.     Long Term Debt:

None.

d.     Interest Rate Swaps:

On August 15, 2002, CNG terminated an interest rate swap with Morgan Stanley. The swap was executed on March 15, 2000 to hedge fixed rate debt. The financial terms of the swap termination are being filed under separate cover under a claim of confidential treatment pursuant to Rule 104 (b).

  Intra-system Financing by Parent of its Subsidiaries.

The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.

a.     Sales of Capital Stock to Consolidated by Subsidiaries:

Dominion Cove Point, Inc. sold 100 shares of stock to CNG on August 13, 2002 in exchange for $1000 and contributed $108,578,000 in additional capital. Tioga Properties, LLC sold 100 percent of its membership interest to CNG on June 3, 2002 in exchange for $10,000.

b.     Long-Term Debt Transactions Occurring During the Period:

On September 5, 2002 CNG made a loan to Dominion Cove Point, Inc. in the principal amount of $108,578,000 evidenced by the Dominion Cove Point long term note due December 31, 2012 and described further in Form U-6B-2 attached as Exhibit A.

c.     Guarantees and Other Credit Support:

Guarantees

From time to time CNG enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of September 30, 2002 is approximately $1.1 billion, which includes a CNG guaranty for DOTEPI's outstanding debt. The guarantees expire at various dates.

Standby Letters of Credit
At September 30, 2002, CNG had authorized the issuance of standby letters of credit by financial institutions totaling $325 million, for the benefit of counterparties that had extended credit to CNG. In the unlikely event that CNG does not pay amounts when due under the covered contracts, the counterparties may present their claims for payment to the financial institutions, which would then request payments from CNG. The letters of credit are provided under the 364-day revolving credit facility that matures in August 2003. As of September 30, 2002, no amounts had been presented for payment under these letters of credit.

d.     Subsidiary Long-term Debt Transactions:

On September 5, 2002, Dominion Cove Point, Inc. made a loan to Cove Point LNG Limited Partnership in the principal amount of $217,156,000 evidenced by the Cove Point LNG Limited Partnership long term note due December 31, 2012 and described further in Form U-6B-2 attached as Exhibit A.

e.      Subsidiary Stock Buy Back Transactions.

There were no Subsidiary stock buy back transactions to be reported for the quarter.

PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

File No. 70-7258:

By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and its subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

During the period, the following transactions occurred:

Consolidated Natural Gas Company (In Thousands)
Beginning Balance	Withdrawals	Contributions	Ending Balance
$1,148,037	$785,362	$662,050	$1,024,725

Subsidiaries (In Thousands)
Company	Beginning Balance	Withdrawals	Contributions	Ending Balance
The East Ohio Gas Company	(299,622)	88,160	121,598	(266,184)
The Peoples Natural Gas Company	(112,071)	59,893	26,983	(144,981)
Dom. Transmission, Inc.	(43,021)	92,428	74,461	(60,988)
Dom. Iroquois, Inc.	5,278	604	28	4,702
Hope Gas, Inc.	(39,931)	21,016	19,189	(41,758)
Dom. Exploration & Prod.	(815,450)	593,096	779,793	(628,753)
CNG Pipeline Co.	894	53	6	847
CNG Coal Company	6,106	101	32	6,037
Dominion Field Services	15,699	66,106	64,034	13,627
CNG Power Services Corp.	(2,392)	114	0	(2,506)
Dom. Products and Services	105,173	1,915	4,467	107,725
CNG International Corp.	96,979	12,458	590	85,111
Dom. Retail, Inc.	(40,276)	65,754	32,019	(74,011)
Dom. Member Services	(98)	1	0	(99)
CNG Main Pass Gas	(22,204)	170	600	(21,774)
CNG Oil Gathering	(3,126)	467	1,870	(1,723)

File No. 70-8577:

By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories. Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order. Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1. Description of Revenues:

See Exhibit 8577A.

2. State Commission Orders:

There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3. Services Provided by Affiliates to DP&S:

During the reporting period, Dominion Retail, Inc. provided $630,529 in administrative and management services to DP&S. The East Ohio Gas Company also provided $735,590 in administrative and management services to DP&S.

File No. 70-8883:

By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1. Financial Statements:

A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2. Source of Revenues:

In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3. FERC Filings:

The transaction information contained in the attachment to the Dominion Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4. Parent Credit Support:

There were two parent credit support agreements totaling $16,000,000 entered on behalf of Dominion Retail during the reporting period.

SIGNATURE

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.
CONSOLIDATED NATURAL GAS COMPANY

CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
CNG PIPELINE COMPANY
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
COVE POINT LNG LIMITED PARTNERSHIP

/s/ James F. Stutts
By James F. Stutts Their Attorney

Dated November 26 , 2002

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")
Dominion Greenbrier, Inc. ("DGI")
Dominion Natural Gas Storage, Inc. ("DNGS")
Dominion Cove Point, Inc. ("DCP")
Cove Point LNG Limited Partnership ("CVPT")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section (a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of the security or securities:
a. Evidence of indebtedness for Advances ("Advances"). b. DCP Long-Term Note. c. CVPT Long-Term Note.

2.	Issue, renewal or guaranty:
a. Advances, DCP and CVPT Long-Term Note: Issue by book entry.

3.	Principal amount of each security:
a. Advances: Funds are borrowed and/or repaid daily as cash needs indicate. b. DCP Long-Term Note: Principal $108,578,000 c. CVPT Long-Term Note: Principal $217,156,000

4.	Rate of interest per annum of each security:

a. Advances: The annual interest rate on the Advances mirrors that of the lending parent on its indebtedness.

b. DCP Long-Term Note: Commencing on September 5, 2002 through December 1, 2002, interest shall accrue daily and shall be equivalent to the interest rate, as it may vary, which represents the cost of applicable funds as determined by CNG. Commencing on December 1, 2002 through maturity, the Base Rate of interest is 6.25% per annum

c. CVPT Long-Term Note: Commencing on September 5, 2002 through December 1, 2002, interest shall accrue daily and shall be equivalent to the interest rate, as it may vary, which represents the cost of applicable funds as determined by DCP. Commencing on December 1, 2002 through maturity, the Base Rate of interest is 6.25 % per annum

5.	Date of issue, renewal or guaranty of security:

a. Advances: Borrowings under the advance program are made on a daily basis and reported at the end of the quarter. See Schedule 1.

b. DCP Long-Term Note: September 5, 2002

c. CVPT Long-Term Note: September 5, 2002

6.	If renewal of security, give date of original issue:
Advances: Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.	Date of maturity of each security:
a. Advances: Open account. b. DCP Long-Term Note: Due December 31, 2012 c. CVPT Long-Term Note: Due December 31, 2012

8.	Name of the person to whom each security was issued, renewed or guaranteed:
a. Advances: See Schedule 1. b. DCP Long-Term Note: Consolidated Natural Gas Company ("CNG") c. CVPT Long-Term Note: DCP

9.	Collateral given with each security, if any:
a. Advances, DCP and CVPT Long-Term Note: None.

10.	Consideration received for each security:
a. Advances, DCP and CVPT Long-Term Note: None, other than interest accrued.

11.	Application of proceeds of each security:

a. Advances: To provide working capital.

b. DCP Long-Term Note: To fund the acquisition of Cove Point LNG Limited Partnership.

c. CVPT Long-Term Note: To fund the acquisition of Cove Point LNG Limited Partnership.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percent of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Borrowings Quarter End 9/30/02
DOTEPI	CNG	$300,175
DGI	CNG	12,957
DNGS	CNG	14,259
CVPT	CNG	3,115
		$330,506